Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

March 16, 2017

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: IRSA Propiedades Comerciales S.A.

Form 20-F for the fiscal year ended June 30, 2016

Filed October 21, 2016

File No. 000-30982

Dear Ms. Monick:

On behalf of our client IRSA Propiedades Comerciales S.A. (the “Company”), we are writing to respond to comments raised in the Staff’s comment letter dated March 2, 2017 (the “Comment Letter”) relating to the above-referenced annual report (the “Annual Report”) of the Company originally submitted on October 21, 2016, pursuant to the Securities Exchange Act of 1934, as amended.

We are providing the following responses to the comments contained in the Comment Letter. For convenient reference, we have reproduced below in bold the text of the comments from the Staff. The responses and information described below are based upon information provided to us by the Company.

Form 20-F for fiscal year ended June 30, 2016
Item 5. Operating and Financial Review and Prospects, page 61

1. In future filings, please include a more robust disclosure of the impact that inflation has on your operating results. Please refer to Item 5.A.2 of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that the Company will include more robust disclosure regarding the impact that inflation has on the Company’s operating results for the Annual Report on Form 20-F for the year ended June 30, 2017.

Item 6. Directors, Senior Management and Employees
B. Compensation Members of the Board of Directors and Executive Committee Senior Management, page 92

2. In future Exchange Act reports, please provide compensation information for your Senior Management for the last full financial year. Please see Item 6.B of Form 20-F.

In response to the Staff’s comment, the Company advises the Staff that the aggregate compensation paid to senior management of the Company (including Directors) was Ps. 38.5 million. The Company also advises the Staff that the Company will incorporate this information in future filings.

* * *
Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.
Very truly yours,

By:	/s/ Jaime Mercado
Jaime Mercado

cc:
Matías Gaivironsky

Leonardo Magliocco
Eduardo Loiacono
David L. Williams